InfoSpace, Inc.

601 108th Avenue NE, Suite 1200

Bellevue, WA 98004

February 24, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

                Melissa Kindelan, Staff Accountant

Re:	InfoSpace, Inc.
Form	10-K for Fiscal Year Ended December 31, 2009
Filed	February 26, 2010

Dear Ms. Collins and Ms. Kindelan:

InfoSpace, Inc. (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated February 16, 2011 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009. Our responses to each comment are provided below. For the Staff’s convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10·K for the Year Ended December 31. 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2009, 2008 and 2007, page 35

1. We note your response to our prior comments 1 and 2 with regards to how you intend to revise your MD&A disclosures in future filings. In an effort to understand how this information will be discussed in addition to and/or in replacement of information presented in the past, please provide us with your draft proposed disclosure of your overall trends analysis as well as your proposed disclosure on the fluctuation in revenue for the current and prior year.

Response: InfoSpace is in the process of drafting its Annual Report on Form 10-K for the fiscal year ended December 31, 2010. An excerpt from the Management’s Discussion and Analysis of Financial Condition and Results of Operations from that draft Annual Report that contains our proposed disclosure of our overall trends analysis as well as our proposed disclosure on the fluctuation in revenue for the current and prior year follows below. For the Staff’s convenience, a list of the proposed elements of disclosure from our January 28, 2011 response to the Staff’s January 7, 2011 comment letter follows, accompanied by a list of numbers in brackets that correspond to bracketed numbers embedded in the text of our proposed disclosure to illustrate where the reader can find either the proposed element, or the information necessary to calculate the proposed element.

Proposed disclosures from the response to Comment 1 of the Staff’s January 7, 2011 comment letter:

The percentage of owned and operated revenue driven by our direct marketing initiatives in the current period;	[1]

The percentage of owned and operated revenue in the comparable prior period driven by our direct marketing initiatives;	[2]

The percentage of owned and operated revenue that resulted from the acquisition of the Make The Web Better assets from a former distribution partner;	[3]

The percentage of owned and operated revenue from the comparable prior period that resulted from the acquisition of the Make The Web Better assets from a former distribution partner (which we have previously disclosed);	Note: Prior to the second quarter of 2010, the percentage of owned and operated revenue from Make The Web Better was zero.

The percentage of owned and operated revenue from traffic to our sites that is not a result of the direct marketing initiatives or the Make The Web Better assets;	[4]

The percentage change from the comparable prior period in the owned and operated revenue from traffic to our sites that is not a result of the direct marketing initiatives or the Make The Web Better assets; and	[5]

For each of the elements of performance listed above, we will discuss the key factors driving these elements, any changes in them, and their contribution to our financial results.	Note: These disclosures accompany each of the above disclosures to which they relate.

Proposed disclosures from the response to Comment 2 of the Staff’s January 7, 2011 comment letter:

The percentage of distribution revenue in the current fiscal year driven by new partners launched in the current fiscal year;	[6]

The percentage of distribution revenue in the comparable prior period driven by new partners launched in that comparable prior period;	[7]

The percentage of distribution revenue driven by partners that existed prior to the current fiscal year;	[8]

The percentage of distribution revenue in the comparable prior period driven by partners that existed before that comparable prior period; and	[9]

The percentage of distribution revenue driven by our top five distribution partners in the current fiscal year and the percentage of distribution revenue driven by those partners in the comparable prior period.	[10]

Excerpt from the draft Annual Report on Form 10-K for the fiscal year ended December 31, 2010:

Overview (relevant paragraphs/sections)

We generate revenues primarily from our Web search services when an end user of our services clicks on a paid search link provided by a search customer and displayed on one of our owned and operated Web properties or displayed on a distribution partner’s Web property. The search customer that provided the paid search link receives a fee from the advertiser who paid for the click and the customer pays us a portion of that fee. If the click originated from one of our distribution partners’ Web properties, we share a portion of the fee we receive with such partner. Revenue is recognized in the period in which such paid clicks occur and is based on the amounts earned and remitted to us by our search customers for such clicks. Revenue from Google and Yahoo! jointly account for over 80% of our total revenues for 2010 and each also accounted for more than 10% of our total revenues, and we expect this concentration to continue. If either of these search customers reduces or eliminates the content it provides to us or our distribution partners, or if either of these customers became unwilling to pay us amounts that it owed us, our business and financial results may materially suffer. Our principal agreements with Google and Yahoo! expire in April 2011 and December 2013, respectively.

On April 1, 2010, we purchased assets consisting of Web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites. This purchase contributed $16.4 million (or 26% [3]) to our search revenue generated through our owned and operated properties in 2010 and, since Make The Web Better had been a distribution partner, there was a corresponding decrease of $21.5 million in distribution revenue from 2009.

In recent periods, and excluding the revenue from the Make The Web Better purchased assets, we experienced an overall decline in revenue generated through our owned and operated properties. This trend is a result of fewer retained users on our metasearch engine sites and, therefore, fewer paid clicks from these sites. The impact of this trend is partially offset by higher fees earned from our search customers for these paid clicks. Our ability to increase our online search services revenue in our metasearch engine sites relies in part on our ability to attract end users to these properties and retain them by providing a satisfying search experience. Revenue from our owned and operated metasearch engine sites accounted for 53% [4] and 62% [5] of owned and operated revenue excluding revenue from the Make The Web Better purchased assets for 2010 and 2009, respectively. Further offsetting the impact of the overall negative trend is the greater amount of revenue we are generating through our online direct marketing initiatives. Revenue growth for our online direct marketing initiatives is dependent on our ability execute to an expected return on our online direct marketing expenditures. Revenue for our online direct marketing initiatives accounted for 47% [1] and 38% [2] of owned and operated revenue excluding revenue from the Make The Web Better purchased assets for 2010 and 2009, respectively.

Our ability to increase our revenue generated from distribution partners depends on growth in the revenues generated by our existing distribution partners’ Web properties and the addition of new distribution partners who can successfully generate revenue. In recent periods, revenue from certain distribution partners has been adversely affected by our determination that certain search traffic did not meet our minimum standards of quality, as well as guidelines from our search customers that required certain of our distribution partners to alter the tactics they used to acquire end-users. During 2010, we discontinued traffic that was not considered to be high quality, and those discontinuations had a material negative impact on our revenues for the first half of 2010. In an effort to drive quality traffic to our search customers, we continue to invest in product development to expand the online search services we offer on our owned properties and those of our distribution partners.

Overview of 2010 Operating Results (relevant paragraphs/sections)

The following is an overview of our operating results for the year ended December 31, 2010 compared to the prior year. A more detailed discussion of our operating results, comparing our operating results for the years ended December 31, 2010, 2009, and 2008, is included under the heading “Historical Results of Operations” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Several of our key operating financial measures for the years ended December 31, 2010 and 2009 in total dollars (in thousands) and as a percentage of segment revenue are presented below.

	Years ended December 31,
	2010			2009
Revenues:
Services/Core revenue	$214,343			$207,646
Product/E-Commerce revenue	32,492			—

Total Revenues	$246,835			$207,646

			% of segment revenue			% of segment revenue
Gross profit:
Services gross profit	$84,371		39.4%	$71,023		34.2%
Product gross profit	3,914		12.0%	—		0.0%

Total gross profit	$88,285		35.8%	$71,023		34.2%

Segment income (loss):
Core segment income	$32,462		15.1%	$27,436		13.0%
E-Commerce segment loss	(4,820)		(14.8)%	—		0.0%

Total segment income	$27,642		11.2%	$27,436		13.0%

Net income	$13,703			$7,403

Adjusted EBITDA (1)	$27,642			$27,436

Revenue from Distribution Partners	$146,919	[6 & 8]	69%	$156,742	[7 & 9]	75%
Revenue from existing Distribution Partners (launched on or before December 31 of previous year)	$143,731	[8]	67%	$137,784	[9]	66%
Revenue from new Distribution Partners (launched during the year)	$3,188	[6]	2%	$18,958	[7]	9%
Revenue from online direct marketing initiatives on Owned and Operated Properties	$22,146		10%	$18,676		9%
Revenue from Make The Web Better – Distribution Partner	$9,442		4%	$30,908		15%
Revenue from Make The Web Better – Owned and Operated	$16,420		7%	$—		0%

(1)	Adjusted EBITDA is a non-GAAP measure, defined below in “Non-GAAP Financial Measures.”

The decrease of revenue generated through our distribution partners’ Web properties, from 2009 to 2010, was primarily due to the acquisition of the Make The Web Better assets. Excluding the owned and operated revenue from the Make The Web Better purchased assets, the trend of declining search revenue generated through our owned and operated properties continued in 2010. We generated 35% and 42% [10] of our search revenue through our top five distribution partners for 2010 and 2009, respectively. The Web properties of our top five distribution partners for 2010 generated 40% of our online search revenue for 2009. Product revenue of $32.5 million for 2010 was exclusively comprised of sales through our Mercantila operations.

Results of Operations for 2010, 2009, and 2008 (relevant section)

Revenues. Revenues for the years ended December 31, 2010, 2009, and 2008 are presented below (in thousands):

	2010	Change	2009	Change	2008
Services revenue	$214,343	$6,697	$207,646	$50,919	$156,727
Product revenue	32,492	32,492	—	—	—

Total revenues	$246,835	$39,189	$207,646	$50,919	$156,727

The increase in services revenue for 2010 as compared to 2009 is primarily due to increases in revenue from search results delivered through our distribution partners and delivered through our owned and operated Web properties. Revenue from existing distribution partners increased in 2010 as compared to 2009 by $6.0 million despite a decline of $21.5 million from existing distribution partner Make The Web Better as we acquired its search revenue generating assets on April 1, 2010. Revenue from new distribution partners (launched during the year) in 2010 as compared to 2009 declined by $15.8 million.

The increase of $13.8 million in revenue generated by our owned and operated properties for 2010 as compared to 2009 was primarily due to the operation of the acquired Make The Web Better assets, which generated $16.4 million of revenue as an owned and operated Web property in 2010, and revenue growth of $3.5 million from our online direct marketing initiatives. Partially offsetting such increases is an overall decline in revenue generated through our owned and operated metasearch engine sites excluding the revenue from the Make The Web Better purchased assets. This trend is a result of fewer retained users on our metasearch engine sites and, therefore, fewer paid clicks from these sites, partially offset by higher fees earned from our search customers for these paid clicks.

The increase in services revenue for 2009 as compared to 2008 is primarily due to an increase in revenue from search results delivered through the Web properties of new and existing distribution partners. Revenue from existing distribution partners for 2009 as compared to 2008 increased by $37.0 million, and revenue from new distribution partners (launched during the year) increased by $19.0 million. In 2009, when Make The Web Better assets were owned by a distribution partner, they generated $30.9 million in revenue.

The decrease in revenue generated by our owned and operated properties for 2009 as compared to 2008 of $5.8 million was primarily due to an overall decline in all of our owned and operated traffic on our metasearch engine sites except for traffic generated from our online direct marketing initiatives which partially offset the decline by an increase of $5.9 million in revenue.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectfully Submitted,

INFOSPACE, INC.

/s/ David B. Binder
David B. Binder
Chief Financial Officer